Filed by Publicis Groupe S.A.
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                             Subject Company:  Bcom3 Group, Inc.
                                                   Commission File No. 333-87600


PRESS RELEASE



Contacts at Publicis Groupe SA:
Pierre Benaich, Investor Relations                   +33 1 4443 6500
Laurence Rey, Corporate Communications               +33 1 4443 7010


                      PUBLICIS GROUPE PERFORMANCE AMONG TOP
                      IN INDUSTRY WITH 1 Q REVENUES UP 4.6%

PARIS, MAY 14, 2002 -- Publicis Groupe S.A. (Euronext Paris: 13057, NYSE: PUB) reported consolidated revenues of EUR 576 million to March 31, 2002, an increase of 4.6% over the EUR 550 million in the same period of 2001.

Restated for constant exchange rates and identical unit reporting, revenues eased 2.2% in the first quarter. This is one of the best performances of any major communications group in the first quarter and is particularly impressive given current market conditions.

o REVENUES BY REGION:

--------------------------------------------------------------------------------
                                                               GROWTH
                            EUR MILLION                ORGANIC         GROSS
--------------------------------------------------------------------------------
Europe                      251                        - 0.1%            + 6.4%
North America               260                        - 4.9%            + 4%
Asia-Pacific                40                         + 3%              + 4.4%
Rest of World               25                         - 1.7%            - 3.8%
Total                       576                        - 2.2%            + 4.6%


Consolidated billings to March 31 came to EUR 4.65 billion, a jump of 30% more than the EUR 3.58 billion for the same period of 2001. Vigorous growth at the group's media agencies and the integration of Zenith Media make this figure relatively less meaningful than in the past, but it nonetheless remains a key indicator of business activity.

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Maurice Levy, Chairman & CEO of Publicis Groupe SA, commented, "As expected, the downturn in the fourth quarter of 2001 continued into the first three months of 2002. The market was down significantly compared to last year, as shown by figures reported by many companies in the sector. In this environment, our performance is extremely encouraging, with revenues up 4.6% in absolute terms and a decline of just 2.2% on a comparative basis. Given the marketplace's limited visibility, and in preparation for our merger with Bcom3, Publicis will be focusing on carefully managing and further developing our extremely strong and broad client portfolio and on improving operating margins in order to achieve the ambitious targets we have set.

The outlook for the year remains very promising, compared with those for most of our competitors. Administrative and technical steps related to the bcom3 merger are being implemented, and initial indications lead us to believe that there will be no major obstacles, except for the time normally required for regulatory review. Closing will probably take place in August or September.

Publicis  continued to expand in  Specialized  Agencies and  Marketing  Services
(SAMS) in the first quarter, with acquisitions including:

     - Gravitas, a Japanese communications agency specialized in marketing services and public relations. It will be the platform to launch the new Publicis Dialog unit, enriching the services we offer in Japan.

     - Johnston & Associates, a Washington lobbying firm, representing both public and private sector clients before the US federal government, and strengthening the reach of Publicis Consultants.

     - Magnesium, a Belgian marketing services agency, boosting our holistic offering in the market.

     - Media Publics (business tourism), Sales Story (relationship marketing) and ECA 2 (events) giving Publicis Dialog an unparalleled range of services in France.

New business:

Despite the persistent slowing on world advertising markets that meant a reduction in new business opportunities, Publicis Groupe SA units won around EUR 130 million in net new accounts over the period. This figure takes into account the loss in January 2002 of the sizeable Saturn account in the United States.

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Major new accounts include:

PUBLICIS WORLDWIDE : PMU (off-track betting) and AGF insurance in France; Vivendi Universal Entertainment, RealNetworks and Old National Bankcorp in the United States; Kia Motors in Canada; Bridgestone/Firestone in Mexico; Prigat energy snacks/bars and beverages in Israel; Kamis (spices) in Poland; Grupo Santander (banking) in Portugal; Furnas (electricity) in Brazil.

SAATCHI & SAATCHI WORLDWIDE : international accounts for Chantelle (lingerie), region of Sicily (Italy), Bulgari perfumes; European account extension for Tiscali; Dell in China; the Singapore Navy (Singapore); Turner International (CNN, TNT, Cartoon Network) in Argentina; Visa and Extra supermarkets in Brazil; account extension for Verizon in Puerto Rico; Playwin Infraves (on-line lottery) in India; Cadbury chocolates in the United Arab Emirates.

FALLON WORLDWIDE: Speedo in Europe; Bibendum and Noble House in the United Kingdom; SoBe, Fractal and account extensions for Nuveen, International and Holiday Inn in the United States.

THE ZENITH OPTIMEDIA GROUP (media buying and consultancy) : Nestle, Maggi and Frankenbrunnen in Germany; account extensions with AstraZeneca, Allied Domecq and Georgia-Pacific in the United States; Woolworths and an account extension with British Airways in the United Kingdom; Pillsbury and Kia Motors in Canada; Chun Lan, China Mobile and YiBai Pharmaceutical in China; SCV/StarHub in Singapore; LAE (national lottery) in Spain.

SPECIALIZED AGENCIES AND MARKETING SERVICES (SAMS): Group agencies won a host of new accounts in this area, including Clorox, ConAgra and Luminarc for Frankel, and Galderma/Differin, AstraZeneca/Crestor and Reliant for Nelson Communications.

BOND ISSUE ("OCEANE")

Publicis Groupe SA launched a EUR 690 million issue of bonds convertible into or exchangeable for new or existing Publicis shares in January 2002, its first transaction of this type. The aim was to refinance a large portion of group borrowing, previously essentially short term, and reduce average interest expense through a particularly attractive rate (yield-to-maturity 2.75%).

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MERGER WITH BCOM3 AND STRATEGIC PARTNERSHIP WITH DENTSU

Strategic developments in the first quarter of 2002 include the acquisition of Bcom3, the world's seventh largest communications group, and the agreement signed with Dentsu, no.1 in Japan , the leading market force in Asia (see press release dated 7 March 2002).

The acquisition places Publicis Groupe SA indisputably in the top rank of the industry; Publicis will be number four worldwide with revenues of over EUR 4.5 billion. In addition to Publicis Worldwide and Saatchi & Saatchi Worldwide, the Group will own Leo Burnett, D'Arcy and media agency Starcom MediaVest. The acquisition significantly strengthens the group's market service offering, while the agreement with Dentsu will broaden access to the Japanese market.

News of the agreement was extremely well received by employees and clients of both groups. Closing should take place by September 2002 at the latest.

                                       * *

                                        *

PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group (AdAge ranking, April 2002), with operations in 102 countries around the world.

The Group's activities include advertising, marketing services and specialized communications, including public relations, corporate and financial communications, ethnic group communications, healthcare communications. It is also ranked third worldwide in media consultancy and buying. This comprehensive range of services is made available to clients through three autonomous worldwide networks: Publicis Worldwide, Saatchi & Saatchi Worldwide and Fallon Worldwide, in addition to its two consultancy and media buying networks, Optimedia and Zenith Media.

Publicis created a new communication concept called the Holistic Difference which has generated new levels of impact in such campaigns as the euro 2002 Information Campaign for the European Central Bank and the twelve national central banks of the euro region.

With a staff of 20,592,  Publicis  Groupe SA reported  year 2001 billings of EUR
16.7 billion, revenues of EUR 2.43 billion and a net income of EUR 200 million.


                                      # # #


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Forward Looking Information
---------------------------

This document contains certain "forward-looking statements" within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements regarding the anticipated closing date of the merger transaction, anticipated tax consequences and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The factors that could cause actual results to differ materially from expected results include, but are not limited to, the factors set forth in Publicis's and Bcom3's filings with the Securities and Exchange Commission (SEC), delays in completing the merger, difficulties in integrating the Bcom3 companies with the Publicis divisions, changes in general economic conditions that may adversely affect the businesses in which Publicis and Bcom3 are engaged and changes in the securities markets. Readers are referred to Publicis's and Bcom3's most recent reports filed with the SEC.

Additional information
----------------------

Publicis and Bcom3 have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission
(SEC). We urge investors to read the proxy statement/prospectus and any other relevant documents filed and to be filed with the SEC because these documents contain important information. Investors may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the participants in the proxy solicitation is set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001. Information concerning the participants in the proxy solicitation is also set forth in the proxy statement/prospectus.